NO ACT



11006688

Received SEC

APR 08 2011

Washington, DC 20549

April 8, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Response of the Office of Chief Counsel
Division of Investment Management

Act: 1940
Section: 3c 10
Rule:
Public
Availability: 4/8/2011

Re: Deutsche Bank Microcredit Development Fund, Inc.
Incoming letter dated April 7, 2011

Based on the facts presented, the views of the Division of Corporation Finance and the Division of Investment Management are set forth below. Capitalized terms used in this response have the same meaning as defined in your letter.

The Division of Corporation Finance will not recommend enforcement action to the Commission if DB MDF, in reliance upon your opinion as counsel that the exemptions provided by Section 3(a)(4) of the Securities Act and Section 304(a)(4)(A) of the Trust Indenture Act are available, offers and sells the Notes without compliance with the registration provisions of the Securities Act and the qualification provisions of the Trust Indenture Act. In reaching this position, we note in particular your representation that DB MDF will at all times be an organization that is exempt from taxation under Section 501(c)(3) of the Internal Revenue Code.

Based on the facts and representations provided in your letter, the Division of Investment Management would not recommend enforcement action to the Commission under Section 7 of the Investment Company Act if DB MDF does not register as an investment company with the Commission in reliance on the exclusion in Section 3(c)(10)(A)(i) of the Investment Company Act.

These positions are based on the representations made to the Divisions in your letter. Any different facts or conditions might require the Divisions to reach a different conclusion. Further, this response expresses the Divisions' positions on enforcement action only and does not express any legal conclusions on the questions presented.

For the Division of Corporation Finance,

Gregory S. Belliston
Special Counsel

For the Division of Investment Management,

Holly Hunter-Ceci
Senior Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Mail Stop 4561

Julia K. Cowles, Esq.
Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, California 94025

Re: Deutsche Bank Microcredit Development Fund Inc.

Dear Ms. Cowles:

In regard to your letter of April 7, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Julia K. Cowles

Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025

650 752 2007 tel
650 752 3607 fax
julia.cowles@davispolk.com

April 7, 2011

Gregory Belliston, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Holly Hunter-Ceci, Esq.
Senior Counsel
Office of Chief Counsel, Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Securities Act of 1933, Section 3(a)(4); Investment Company Act of 1940, Section 3(c)(10); Trust Indenture Act of 1939, Section 304(a)(4)(A)

Re: Deutsche Bank Microcredit Development Fund, Inc.
Proposed Sale of Notes

Ladies and Gentleman:

We are *pro bono* counsel to Deutsche Bank Microcredit Development Fund, Inc. ("**DB MDF**"), a nonstock corporation organized under Delaware law and exempt from federal income taxation as a public charity under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "**Code**"), and are submitting this letter on behalf of DB MDF. As described further below, DB MDF operates exclusively for the charitable purposes of alleviating poverty and stimulating economic development. It seeks to promote these objectives by providing credit support and direct loans to assist microfinance institutions ("**MFIs**") in the developing world to expand their capacity to expand their outreach of financial services to the poor in the communities they serve, and to become or remain financially and operationally self-sufficient over the long term. DB MDF proposes to offer notes (the "**Notes**") in reliance on the exemption from registration provided by Section 3(a)(4) of the Securities Act of 1933 (the "**Securities Act**"), the proceeds of which would be used to fund its activities as described in this letter.

We respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if DB MDF offers the Notes as described in this letter without compliance with the registration requirements of the Securities Act, without compliance with the registration requirements of the Investment Company Act of 1940 (the "**Investment Company Act**") and without qualification of an indenture under the Trust Indenture Act of 1939 (the "**Trust Indenture Act**").

The descriptions of factual matters set forth in this letter have been provided to us by DB MDF.

I. Background

DB MDF is a nonstock corporation incorporated in Delaware in 1997 and exempt from federal income taxation as an organization described in Section 501(c)(3) of the Code. DB MDF was incorporated by Bankers Trust Company and originally named BT Microcredit Development Fund, Inc. In 1998, Deutsche Bank AG ("**Deutsche Bank**") acquired Bankers Trust Company, and in 2003, BT Microcredit Development Fund, Inc. changed its name to Deutsche Bank Microcredit Development Fund, Inc.

A. Governance of DB MDF

DB MDF has no stockholders and no members. It is governed by a board of directors composed of between four and ten directors, as determined by the board, each of whom has one vote. The board is currently composed of ten directors.

Deutsche Bank Americas Foundation ("**DBAF**") has the right to appoint two directors and has in fact appointed two members of the current board. DBAF is a 501(c)(3) private non-operating foundation that is the administrator of Deutsche Bank's philanthropic activities within the United States, Latin America and Canada. DBAF is a corporation organized for exclusively charitable purposes under the New York Not-for-Profit Corporation Law. DBAF is prohibited by such statute from issuing stock, has not issued any securities since inception and has no members. As such, neither DBAF nor DB MDF owns any interest in the other entity. The directors of DBAF are elected annually by the DBAF board of directors. All current directors of DBAF are also employees of Deutsche Bank.

The remaining directors on DB MDF's board are elected to one-year terms by the board at its annual meeting and generally represent the interests of DB MDF's investors (donors and lenders of program related investments) or are not affiliated with any investor. All decisions of the board are required to be made by a majority of directors present (subject to a quorum requirement of a majority of the board), or by written consent of all directors.

No director receives any compensation, either directly or indirectly, for his or her services, and DB MDF has no plans to pay compensation to its directors in the future. Although the Board is authorized to reimburse directors for reasonable expenses incurred in the performance of their duties, no such reimbursements have been made since DB MDF's inception. DB MDF does not pay compensation to any of its officers or employees.

From time to time, DB MDF enters into transactions with other Deutsche Bank entities. In each such transaction, the purpose of such transaction is to further DB MDF's charitable purposes. In each case, the terms of the transaction are at least as favorable to DB MDF, or more favorable to DB MDF, than terms that would otherwise be available to it in dealings with third parties; in some cases the transactions involve the provision of services by a Deutsche Bank entity to DB MDF on a *pro bono* basis.

B. Management of DB MDF

The board has engaged the Community Development Finance Group ("**CDFG**"), a unit of Deutsche Bank Trust Company Americas ("**DBTCA**"), a subsidiary of Deutsche Bank, to manage the day-to-day operations of DB MDF. However, CDFG has no authority to make decisions relating to the lending activities conducted by DB MDF; all such decisions (such as the adoption of credit guidelines, the approval of any exceptions to such guidelines, and the authorization of any new products or initiatives) are required to be made either by the board, or by a committee exercising the board's delegated authority. The board has authorized the credit committee of DB MDF to review and approve new credit support transactions and loans. In so doing, the committee follows the credit guidelines adopted by the board.

CDFG manages the operations of DB MDF on a *pro bono* basis. DB MDF has no plans to compensate CDFG for its services in the future, and expects that compensation paid in the future (if any) would not exceed CDFG's costs of providing such services. From time to time, DB MDF reimburses CDFG for extraordinary expenses incurred in the management of DB MDF, such as legal fees. However, such expenses are rare and DB MDF has not made any such reimbursements since January 1, 2006.

In the past, DB MDF had subcontracted certain services to CDFG. DB MDF had been retained by a charitable foundation to advise on the provision of financial assistance to MFIs, and DB MDF had subcontracted the provision of such advisory services to CDFG, paying €60,000 per year to CDFG under this subcontracting arrangement. This arrangement was independent from the day-to-day management of DB MDF by CDFG. DB MDF and CDFG have restructured this arrangement so that the services are now provided directly by CDFG, as described further below.

C. Sources of Funding

Currently, DB MDF is funded by charitable donations and program related investments ("**PRIs**") within the meaning of Section 4944 of the Code. To qualify as a PRI, the investment must be made by a tax-exempt private foundation in conformance with the requirements of Section 4944 of the Internal Revenue Code (the "**Code**"), including that the primary purpose of the investment is to further a charitable purpose and that the production of income is not a significant purpose of the investment. See Code Section 4944(c). The PRIs that DB MDF accepts are in the form of loans. DB MDF has three PRI loans outstanding, each from a different lender. The loans were individually negotiated in private, bilateral transactions. Although the specific terms of each loan are different, the loans generally are made in large denominations (the smallest of which is $100,000), have a minimum term of 6 years, and require the payment of interest by DB MDF at a rate of 0% to 1% per annum. The terms of each of the loans require DB MDF to use the loan proceeds for a specified tax-exempt charitable purpose. The loans do not include any feature allowing the PRI lender to participate in DB MDF's profits (if any), nor do the terms of the PRIs afford the lenders any voting or control rights in respect of the management of DB MDF. None of DB MDF's PRI lenders is a Deutsche Bank entity, other than DBAF.

D. Relationship to Deutsche Bank

As noted above, the Fund was originally established by Bankers Trust Company in 1997, which was acquired by Deutsche Bank in 1998. The Fund has operated solely as a non-profit corporation since its formation.

Although the Fund is associated with Deutsche Bank, DB MDF is a separate and independent legal entity. It is not a subsidiary of Deutsche Bank and its assets and resources are not consolidated with any of Deutsche Bank's operating units. As noted above, the Fund is a non-stock corporation governed by its board of directors.

Deutsche Bank's role in the management of DB MDF is limited to the services provided by CDFG (discussed in I.B above) and its relationship with DBAF, described further below.

DBAF, a 501(c)(3) private non-operating foundation, has extended financing to DB MDF in the form of a PRI loan that represents approximately 11.2% of DB MDF's total assets at fiscal year-end 2010. DBAF does not have any voting or control rights in respect of DB MDF by virtue of this PRI loan. DBAF also occasionally provides funds to DB MDF in the form of grants, which, since 2004, have primarily been small grants matching donations to DB MDF by Deutsche Bank employees. Such grants totaled $300 in 2010. DBAF's grants are gifts; they neither give rise to any voting or control rights nor give DBAF any right to payment from DB MDF.

In addition, as noted above, DBAF has the right to appoint two of DB MDF's directors and has in fact appointed two members of the current board. The remaining directors are appointed by the DB MDF board and generally represent the interests of DB MDF's donors and investors, including PRI lenders (other than DBAF). Decisions of the board are required to be made by a majority of directors (subject to a quorum requirement of a majority of the board), or by written consent of all directors. While the board has delegated management of the day-to-day operations of DB MDF to CDFG, all decisions relating to DB MDF's lending activities must be made by the board or a committee thereof. As described above, certain decisions regarding investments may be made by the credit committee, which is currently comprised of (1) one of the DBAF-appointed directors (who is also the President of DB MDF and the head of CDFG), (2) the other DBAF-appointed director (who is also the General Manager of DB MDF and an employee of CDFG) and (3) one of DB MDF's directors who is neither appointed by DBAF nor an employee of DBAF or DBTCA. As noted above, in performing its duties, the credit committee follows the credit guidelines adopted by the board.

There is no formal or informal reporting by DB MDF or the DBAF-appointed directors to either DBAF or DBTCA. Neither DBAF nor DBTCA receives any information about DB MDF other than the information made available to interested parties generally in annual reports and newsletters published by CDFG, which occasionally discuss DB MDF's philanthropic activities.

None of the entities in the Deutsche Bank group intend to participate in the offering; however, DB MDF may publicize the offering within Deutsche Bank as part of DB MDF's efforts to raise awareness of its philanthropic activities throughout the Deutsche Bank group, and will permit Deutsche Bank employees to purchase Notes in the offering if they so choose.

E. Operations

With the exception of the services provided to the foundation described below, DB MDF's operations consist exclusively of providing financial assistance to MFIs. DB MDF seeks to help MFIs expand their outreach of financial services to the poor in the communities they serve, and to become or remain financially and operationally self-sufficient over the long term. To this end, DB MDF uses its capital (and will use the proceeds of the Notes) to provide credit support and direct loans to MFIs.

The most frequent type of credit support provided by DB MDF is the provision of collateral funds which permits MFIs to secure a loan in its local currency from a local bank or other financial institution. The MFIs in turn use the proceeds of the loans to offer financial assistance to the poor in the communities they serve. Typically, the MFIs provide small loans to poor entrepreneurs who have limited access to credit. DB MDF's credit support policy generally requires the loan from the local lender to be at least twice the value of the credit support that DB MDF provides. DB MDF's approach thereby encourages local lenders, many of which are major financial institutions in developing countries, to form relationships with MFIs, especially those with which the local lenders do not have previous relationships. Through this process, local lenders learn about the economic viability and creditworthiness of the MFIs, ideally establishing relationships that will continue beyond the provision of credit support by DB MDF.

DB MDF has on two occasions provided credit support to allow MFIs to secure foreign currency loans, in each case from a Deutsche Bank-sponsored microfinance fund. DB MDF's purpose in each such transaction is the same as its purpose in its local currency credit support transactions: to benefit the MFI by improving its access to credit so it can expand its microfinance operations. In each foreign currency credit support transaction, DB MDF provides credit support on terms that are substantially similar to the terms on which it enters into local currency credit support transactions, which terms are more favorable than MFIs would otherwise be able to obtain in the market. The most significant difference between the terms of the two types of transactions is that DB MDF was able to achieve superior terms on each of its foreign currency credit support transactions insofar as the credit support provided by DB MDF is relatively lower as a percentage of the principal value of the loan than is typically the case in its local currency credit support transactions. DB MDF confirms that the economic terms of each foreign currency loan are substantially similar to those that would have been offered to the MFI if it had obtained the same amount of credit support from a source other than DB MDF. In addition, the terms of each loan made or to be made by the Deutsche Bank-sponsored microfinance fund in connection with these foreign credit support transactions are no more favorable to such fund than are generally available on the market. In the future, DB MDF intends to focus on local currency credit support transactions and on direct loans, described below, rather than on foreign currency credit support transactions.

As an alternative to such credit support, DB MDF also offers direct loans to MFIs. Direct loans are U.S. dollar-denominated senior unsecured loans by DB MDF to MFIs. To date, the only direct loans DB MDF has made are (i) a limited number of small loans to start-up MFIs, all of which are fully funded by certain program related investments such that DB MDF bears no credit risk on them, and (ii) one loan to an MFI with 23 years of experience. DB MDF intends to expand its direct loan program to offer more loans to relatively mature MFIs.

Regardless of the form of the transaction, DB MDF takes a number of measures to ensure that each MFI receiving credit support or a loan from DB MDF uses the proceeds thereof to further DB MDF's charitable purposes of alleviating poverty and stimulating economic development. Prior to providing financing, DB MDF conducts diligence on each candidate MFI, which involves, among other things, an evaluation of each MFI on a "score card" of social criteria, including focus on lending to women, lending in rural and agricultural areas, lending in small principal amounts and lending at reasonable interest rates. If DB MDF decides to provide credit support or a loan to an MFI, DB MDF and the MFI enter into contractual agreements governing the terms of the financing, which include, among other things, covenants requiring the MFI to use the proceeds of DB MDF's financing exclusively to provide financial assistance to the poor in the community it serves, prohibit the MFI from substantially changing the nature of its operations or materially altering the eligibility criteria for its microlending program and restrict the MFI from charging excessive interest rates. In the event of a breach of these covenants, DB MDF has the right to accelerate the credit support transaction or direct loan. No MFI has ever breached these covenants. Following the provision of credit support or a loan to an MFI, DB MDF monitors the performance of the MFI, including by means of the same "score card" of social criteria used in pre-financing diligence. Covenants in DB MDF's contractual agreements with each MFI support DB MDF's monitoring activities by requiring the MFI to deliver periodic reports and other information to DB MDF, including quarterly progress reports describing the MFI's microlending program. DB MDF prepares quarterly monitoring reports on each MFI and conducts annual reviews in which the performance, including the social performance, of each MFI is reviewed in detail. Based on this ongoing monitoring, DB MDF has in one instance in the past taken action against an MFI for changes in lending practices that DB MDF did not consider to be consistent with DB MDF's charitable purposes.

DB MDF's mandate is worldwide, although in practice most of the MFIs it targets are located in the developing world. At present, DB MDF is supporting 20 MFIs, three of which operate in Sub-Saharan Africa (representing approximately 23% of DB MDF's total outstanding financial assistance) and four of which operate in Latin America (representing approximately 32% of DB MDF's total outstanding financial assistance). DB MDF's three largest beneficiaries are FAMA, Funbodem and Comixmul. DB MDF provides financial assistance to a diverse range of MFIs, including community development financial institutions, nongovernmental organizations and other community-based organizations that provide financial and non-financial services. The MFIs receiving assistance are of varying degrees of sophistication and stages of maturity. Six of the 20 MFIs are start-up enterprises with less than two years of operating history and uncertain profitability. The remainder have more established and successful operating histories ranging from two to ten years. The MFIs receiving assistance also have different niches. Some focus on borrowers in particular types of locations (e.g., rural versus urban); others on borrowers in particular lines of business (e.g., agriculture versus other areas of commerce).

In addition to its operations described above, DB MDF previously had been retained by the Netri Private Foundation, a private foundation (the "**Foundation**"), to advise on the provision of financial assistance to MFIs, as described further below. DB MDF is no longer a party to this arrangement and is no longer receiving payments from the Foundation or making payments to CDFG. In any case, DB MDF believes that this arrangement was consistent with its charitable purposes, as the arrangement was undertaken to assist a non-profit entity whose goals are aligned with DB MDF's. The Foundation is organized for exclusively charitable purposes, with a stated mission of raising awareness of problems of Third World countries and aiding persons living in the Third World on less than one euro a day. DB MDF received an annual fee of €65,000 for services provided to the Foundation, which included identifying MFI candidates, analyzing their microfinance programs, assessing the applicable risks and preparing memoranda for the Foundation on potential financial assistance transactions. The Foundation retained sole decision-making authority with respect to its provision of financial assistance to MFIs. As described above, DB MDF had subcontracted the provision of these services to CDFG and paid €60,000 per year to CDFG under this subcontracting arrangement, which fee was applied exclusively to defray a portion of CDFG's costs in connection with the services provided. CDFG's costs included overhead, administrative costs and the cost of one full-time equivalent providing services to the Foundation. The net amount of the fee retained by DB MDF is applied exclusively to defray a portion of DB MDF's overhead and administrative costs in connection with the services provided. Because the costs of providing the services exceeded the fees received by each of DB MDF and CDFG, no profit inured to the benefit of DB MDF or CDFG as a result of this arrangement. DB MDF has not entered into any other similar arrangements.

We note that under DB MDF's arrangement with the Foundation, DB MDF did not pay a salary to any individual; rather, it paid a fee to CDFG in exchange for certain services, and CDFG applied such fee to pay its expenses, including salary expense. As noted above, CDFG's expenses exceeded the amounts received from DB MDF; so, far from enriching CDFG, the payments from DB MDF fell short of covering CDFG's costs. Moreover, DB MDF's arrangement with the Foundation was undertaken for charitable purposes: to assist a non-profit organization in its goal of alleviating poverty. Accordingly, this arrangement is distinguishable from *SEC v. Children's Hospital*, 214 F. Supp. 883, 887, 889 (D. Ariz. 1963), in which the court held that the Section 3(a)(4) exemption was not available due to a pattern of facts, including salary payments, that the court found were designed "to enrich the promoters by providing them with large profits from the enterprise."

DB MDF commenced providing services to the Foundation after the Internal Revenue Service issued its final ruling on DB MDF's tax-exempt status under Section 501(c)(3) of the Code. As noted above, the nature of the services provided were consistent with DB MDF's charitable purpose. Moreover, the net fee retained by DB MDF under the contracts was insignificant. DB MDF retained a net fee of €5,000 per year (equivalent to $7,167 for 2009) while DB MDF's revenues from other sources for 2009 (the last year in which such fees were paid) were $245,249 and its assets at December 31, 2009 were $3,650,097. We note that Treasury Regulation 1.501(c)(3)-1(c)(1) provides that an organization will be regarded as "'operated exclusively' for one or more exempt purposes," thereby qualifying for tax-exempt status under Section 501(c)(3), as long as it "engages primarily in activities which accomplish one or more of such exempt purposes specified in section 501(c)(3)."

DB MDF is not operated for profit. To the extent that any of DB MDF's operations generate a profit, it will be applied to its charitable programs or otherwise reinvested in its business with the goal of improving DB MDF's self-sustainability in the long term (that is, its ability to carry out its objectives with less reliance on PRIs and charitable donations).

F. The Notes

DB MDF proposes to offer the Notes from time to time. The Notes will be unsecured obligations of DB MDF. The economic terms of the Notes will depend on market conditions at the time they are offered, but DB MDF expects that the Notes will initially have maturities of between 6 months and 5 years and will pay a fixed rate of interest of between 1% and 5% per annum. This range of interest rates is comparable to the range of rates paid on notes offered to the public by other microfinance organizations similar to DB MDF. Rates in this range are also below the rates that DB MDF believes the for-profit marketplace would demand given the degree of risk associated with the Notes. DB MDF does not intend to offer the Notes at an interest rate that would provide a premium to investors as compared to rates offered on similar instruments. Furthermore, we note that the Staff has granted no-action relief for the offering of debt instruments at market interest rates. *See, e.g.*, The Holy Spirit Association for the Unification of World Christianity, SEC No-Action Letter, 1972 SEC No-Act. LEXIS 3226 (Sep. 5, 1972) (granting no-action relief under Section 3(a)(4) of the Securities Act in connection with an offering of bonds by a church "at the prevailing rate of interest"); The Don Stewart Evangelistic Association, SEC No-Action Letter, 1975 SEC No-Act. LEXIS 2364 (Nov. 21, 1975) (granting no-action relief under Section 3(c)(10) of the Investment Company Act in connection with an offering of certificates of deposit by a religious organization bearing interest up to the local savings bank rate); Kentucky District Council, SEC No-Action Letter, 1983 SEC No-Act. LEXIS 2187 (Apr 11, 1983) (granting no-action relief under Section 3(a)(4) of the Securities Act in connection with an offering of notes by a church bearing an "attractive" rate of interest). The Staff has also granted no-action relief for the offering of debt instruments without reference to the interest rates to be offered. *See, e.g.*, Student Loan Fund of Idaho Marketing Association, Inc., SEC No Action Letter, 1993 SEC No-Act. LEXIS 13 (Jan. 6, 1993) (granting no-action relief under the Securities Act and the Investment Company Act in connection with an offering of bonds by a state-sponsored student loan corporation without any discussion of interest rates in the applicant's letters to the Staff); Unity Center of Christianity, SEC No Action Letter, 1972 SEC No-Act. LEXIS 1441 (Feb. 7, 1972) (granting no-action relief under Section 3(a)(4) of the Securities Act in connection with an offering of bonds by a church without any discussion of interest rates in the applicant's letters to the Staff).

DB MDF expects to issue Notes over time up to a maximum aggregate principal amount of up to $3,000,000, although DB MDF may offer more than this amount in the future depending on its capital requirements. DB MDF expects the minimum investment by an investor to be as low as $20. No offering of Notes will be underwritten; rather, each offering will be made directly by DB MDF using a website owned and operated by an entity that is a FINRA member and an SEC-registered broker-dealer.

In addition, DB MDF represents that the offering document for the Notes will disclose to prospective investors that the offering has not been registered under the Securities Act and that DB MDF is not an investment company registered under the Investment Company Act.

II. Applicability of the Section 3(a)(4) Exemption

We respectfully request that the Staff confirm that it will not recommend any enforcement action be taken by the Commission if DB MDF offers the Notes as described above without compliance with the registration requirements of the Securities Act.

Section 3(a)(4) of the Securities Act provides an exemption from registration under the Securities Act for "[a]ny security issued by a person organized and operated exclusively for religious, educational, benevolent, fraternal, charitable, or reformatory purposes and not for pecuniary profit, and no part of the net earnings of which inures to the benefit of any person, private stockholder, or individual; or any security of a fund that is excluded from the definition of an investment company under Section 3(c)(10)(B) of the Investment Company Act of 1940." On its face, the exemption is based upon the nature of the issuer's operations rather than on the nature of the offerees or the method of conducting the offering.

It is my opinion as counsel that the offering of Notes by DB MDF will qualify for the Section 3(a)(4) exemption for the reasons set forth below.

A. DB MDF's Purposes are Charitable and Educational

As noted, DB MDF is a tax-exempt public charity under Section 501(c)(3) of the Code. It received its exemption on a preliminary basis in 1997, and its exempt status was affirmed by final determination of the Internal Revenue Service in 2002. While an issuer's tax-exempt status under Section 501(c)(3) of the Code is not conclusive as to the availability of the exemption under Section 3(a)(4) of the Securities Act, DB MDF's tax-exempt status provides strong support for the conclusion that it operates for a charitable purpose, consistent with the requirements for establishing the Section 3(a)(4) exemption.

In addition, DB MDF's certificate of incorporation limits it to "exclusively charitable" purposes and expressly prohibits it from engaging in any activity that would cause it to lose its tax-exempt status under Section 501(c)(3) of the Code. DB MDF represents that it intends to continue to operate within the parameters of its certificate of incorporation and to at all times maintain its 501(c)(3) status. DB MDF also understands that it may not rely upon the Section 3(a)(4) exemption if it ceases to operate within the parameters of its certificate of incorporation or Section 501(c)(3).

As discussed above, DB MDF operates exclusively for the charitable purposes of alleviating poverty and stimulating economic development. It seeks to promote these objectives by providing credit support and loans to assist MFIs in the developing world to expand their outreach of financial services to the poor in the communities they serve, and to become or remain financially and operationally self-sufficient over the long term. DB MDF typically charges MFIs below-market interest rates or fees, as the case may be, for the credit support and loans that it provides. The returns generated generally cover DB MDF's operating and financing costs. Any profit that DB MDF generates from those activities is retained and applied to DB MDF's charitable programs or otherwise reinvested in its business.

The MFIs receiving financial assistance from DB MDF lend to poor and low-income individuals, especially those who need capital to start or manage small businesses, but who have limited access to credit from local banks and other financial institutions. Such borrowers may have difficulty accessing credit because such institutions lack a presence in their communities. Even where such institutions do have a presence in the relevant communities, they are often reluctant to lend to such borrowers because of a lack of credit history, lack of collateral and limited understanding of the underlying credit risk and the nature and viability of the borrowers' businesses. The majority of such borrowers are women. The MFIs targeted by DB MDF focus on lending to borrowers who are likely to develop sustainable businesses and to reinvest the profits of those businesses in their communities. In this way, the MFIs help to stimulate economic development in poor communities.

It is my opinion as counsel that DB MDF's purpose of alleviating poverty by supporting the extension of credit to poor and low-income borrowers constitutes a charitable purpose within the meaning of Section 3(a)(4) of the Securities Act. As noted, the proceeds of the Notes will be used solely to provide credit support and loans to MFIs that make loans and provide associated services to poor people in the developing world.

With respect to DB MDF's provision of services to the Foundation described in Section I.E. (which DB MDF has discontinued), it is my opinion as counsel that the provision of such services is consistent with the exemption under Section 3(a)(4) of the Securities Act. The nature of the services provided were consistent with DB MDF's charitable mission: to alleviate poverty through microfinance. Furthermore, even if this arrangement were not undertaken for a charitable purpose, the arrangement would not render the exemption unavailable. In *Children's Hospital*, the court held that a non-charitable purpose will only jeopardize an issuer's Section 3(a)(4) exemption if it is "substantial." 214 F. Supp. at 889 (citing to *Better Business Bureau of Washington, D.C. v. United States*, 326 U.S. 279, 283 (1945)). As noted above, the net fee paid to DB MDF under this arrangement was not substantial when compared to DB MDF's overall operations.

B. No Part of DB MDF's Net Earnings Inure to the Benefit of Any Person, Private Shareholder or Individual

As discussed above, DB MDF is not operated for profit. To the extent that DB MDF does make any profit, it will apply such profit to its charitable programs or otherwise reinvest it in accordance with its charitable purposes. It will not distribute any part of such profit to any person, private shareholder or individual.

As a nonstock corporation, DB MDF has no shareholders and cannot issue equity securities on which it could pay dividends or make other distributions. Nor does DB MDF have any members to whom it could distribute profits. Furthermore, DB MDF's certificate of incorporation expressly prohibits the distribution of any part of its profits to or for the benefit of any private individual. Except in the event of a dissolution, the sole provision of DB MDF's certificate of incorporation that permits or requires any distributions to be made is a provision that states that, with respect to any taxable year or years during which DB MDF is a private foundation, as defined in Section 509 of the Code, it is required to make distributions for such years at such time and in such manner as to avoid subjecting itself to tax under Section 4942 of the Code. Any such distribution would be a "qualifying distribution" within the meaning of Section 4942 of the Code, which, in general, means a distribution that accomplishes one of the charitable purposes described in Section 170(c)(2)(B) of the Code and is not made to an organization controlled by a "disqualified person" within the meaning of Section 4946 of the Code, including certain substantial contributors to the foundation and those who control such contributors. In addition, DB MDF represents that any distribution made by DB MDF to avoid subjecting itself to tax under Section 4942 of the Code will be made in a manner that is consistent with the exemptions under the Securities Act, Trust Indenture Act and Investment Company Act applicable to charitable organizations. In the event of dissolution of the corporation, the certificate of incorporation provides that any remaining assets must be distributed to one or more 501(c)(3) organizations.

In addition, DB MDF's debt obligations (including the Notes) do not and will not include any profit participation feature. DB MDF's current and proposed debt instruments pay a low, fixed interest rate, with principal repaid at maturity. DB MDF intends to pay this interest from the interest and fees that it collects from MFIs on its credit support transactions and direct loans. The Staff has previously granted no-action relief under Section 3(a)(4) of the Securities Act to organizations proposing to fund the payment of interest on debt instruments in similar ways. *See* Allentown Economic Development Corp., SEC No Action Letter, 1981 SEC No-Act. LEXIS 4402 (Dec. 21, 1981) (granting no-action relief to an organization proposing to fund the interest payments on debentures with interest collected on its small business loans and other investments, as well as service fees, charitable contributions and grants); Reading Center City Development Fund, SEC No Action Letter, 1977 SEC No-Act. LEXIS 82 (Jan. 14, 1977) (granting no-action relief to an organization proposing to fund interest payments on debentures with interest received on financing extended to property developers, as well as commissions on the sale of properties and development placement fees).

With respect to the fees paid to CDFG in connection with services provided to the Foundation described in Section I.E (which DB MDF has discontinued), such fees did not involve the distribution of any part of DB MDF's net earnings. Such fees were paid to CDFG in exchange for bona fide services which enabled DB MDF to assist the Foundation in its support of MFIs. The fee amount was designed to allow CDFG to recoup a portion of its costs of providing the service, and no profit inured to CDFG as a result of this arrangement.

C. Similar No-Action Relief Granted

The Staff has previously granted no-action relief under Section 3(a)(4) of the Securities Act to other organizations exempt from federal income tax under Section 501(c)(3) or 501(c)(4) of the Code whose charitable and educational goals and activities are similar to DB MDF's.

For example, in the no-action letter granted to BEDCORP Collective Savings Trust (SEC No Action Letter, 1987 SEC No-Act. LEXIS 2143 (Nov. 21, 1986)) the Staff granted no-action relief in connection with certain investments in a charitable trust, the proceeds of which were used to collateralize loans to businesses owned by members of under-privileged communities, and to generate returns to fund the organization's related educational activities. Similarly, in the no-action letter granted to BAC Investment Corporation, (SEC No Action Letter, 1971 SEC No Act. LEXIS 2399 (Oct. 16, 1971)), the Staff granted no-action relief in connection with an issuance of bonds for the purpose of making loans to, and equity investments in, social and commercial ventures operated by low-income residents of urban ghettos. The Staff also issued no-action relief to the Allentown Economic Development Corporation and to the Reading Center City Development Fund, which issued debentures and loaned the proceeds to small businesses in Allentown and Reading, Pennsylvania, respectively, for the purpose of revitalizing those cities. *See* Allentown Economic Development Corp., SEC No Action Letter, 1981 SEC No-Act. LEXIS 4402 (Dec. 21, 1981); Reading Center City Development Fund, SEC No Action Letter, 1977 SEC No-Act LEXIS 82 (Jan. 14, 1977).

The Staff has also previously granted no-action relief under Section 3(a)(4) of the Securities Act to a nonstock corporation organized under Delaware law and tax-exempt under Section 501(c)(3) of the Code that had, among other relevant attributes, similar restrictions in its certificate of incorporation on its purposes and activities and less restrictive provisions concerning the distribution of profits. *See* Cooperative Assistance Fund (SEC No Action Letter, 1972 SEC No-Act. LEXIS 3471 (Aug. 22, 1972)).

It is my opinion as counsel that DB MDF's offering of Notes qualifies for the Section 3(a)(4) exemption under the Securities Act and that the granting of no-action relief to DB MDF is consistent with the positions taken in the above-referenced no-action letters. We therefore respectfully request that the Staff confirm that it will not recommend to the Commission any enforcement action if DB MDF offers the Notes as described herein without registration of the Notes under the Securities Act.

III. Exemption Under the Investment Company Act

We respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission under Section 7 of the Investment Company Act if DB MDF offers the Notes as described herein without compliance with the registration requirements of the Investment Company Act.

As is the case under the Securities Act, the Investment Company Act includes an exemption that is conditioned on (1) the issuer being organized exclusively for religious, educational, benevolent, fraternal, charitable or reformatory purposes and (2) the lack of distribution of the issuer's profits, if any, to private persons. For the reasons set forth herein, it is my opinion as counsel that DB MDF qualifies for the Section 3(c)(10)(A)(i) exemption under the Investment Company Act.

Section 3(c)(10)(A)(i) of the Investment Company Act excludes "[a]ny company organized and operated exclusively for religious, educational, benevolent, fraternal, charitable, or reformatory purposes no part of the net earnings of which inures to the benefit of any private shareholder or individual" from the definition of an "investment company," thus exempting such a company from the registration requirements of the Investment Company Act.

The operative language of Section 3(c)(10)(A)(i) is virtually identical to the operative language of Section 3(a)(4) of the Securities Act. We reiterate the factual analysis set forth above in connection with our request for no-action relief with respect to Section 3(a)(4).

Further, the Staff has previously granted no-action relief under Section 3(c)(10) to other organizations whose charitable goals or proposed means of financing were similar to DB MDF's. For example, in the no-action letter granted to the Ecumenical Development Cooperative Society (SEC No Action Letter, 1977 SEC No-Act. LEXIS 2157 (Aug. 22, 1977)), the Staff granted no-action relief in connection with the issuance of capital stock in a religious cooperative society, the proceeds of which would be used to make low-interest loans and guarantee the loans of others to development projects in underdeveloped parts of the world. The Staff also granted no-action relief to the Idaho Marketing Association ("IMA") in connection with the public offering of fixed or variable-rate taxable notes or bonds, the proceeds of which would be used to acquire student loans to fund the post-secondary educations of eligible students. Student Loan Fund of Idaho Marketing Association, Inc., SEC No Action Letter, 1993 SEC No-Act. LEXIS 13 (Jan. 6, 1993). Although the IMA fund was educational rather than charitable in nature, both the IMA and DB MDF contained restrictions in their founding documents requiring that no profits would inure to the benefit of private individuals, both were tax-exempt under Section 501(c)(3) of the Code, and both sought to offer notes to the public to finance loans or credit support in pursuit of a Section 3(c)(10) purpose. *See also* Florida Baptist Investment Services, Inc., SEC No Action Letter, 1994 SEC No-Act. LEXIS 589 (June 30, 1994); BEDCORP Collective Savings Trust, SEC No Action Letter, 1987 SEC No-Act. LEXIS 2143 (Nov. 21, 1986). We believe that the granting of no-action relief to DB MDF is consistent with the positions taken in the above-referenced no-action letters.

We therefore respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if DB MDF offers the Notes as described herein without compliance with the registration requirements of the Investment Company Act.

IV. Exemption under the Trust Indenture Act

We respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if DB MDF offers the Notes as described herein without qualification of an indenture under the Trust Indenture Act.

As is the case under the Securities Act and Investment Company Act, the Trust Indenture Act includes an exemption that is conditioned on (1) the issuer being organized for religious, educational, benevolent, fraternal, charitable or reformatory purposes and (2) the lack of distribution of the issuer's profits, if any, to private persons. Under Section 304(a)(4)(A) of the Trust Indenture Act, any security exempt from registration under Section 3(a)(4) of the Securities Act is also exempt from the provisions of the Trust Indenture Act. It is my opinion as counsel that DB MDF qualifies for the exemption to the Trust Indenture Act for the reasons set forth above in my analysis of the Section 3(a)(4) exemption.

We therefore respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if DB MDF offers the Notes as described herein without qualification of an indenture under the Trust Indenture Act.

V. Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if DB MDF offers the Notes as described herein without compliance with the registration requirements of the Securities Act, without compliance with the registration requirements of the Investment Company Act and without qualification of an indenture under the Trust Indenture Act.

Should you have any questions with respect to the foregoing request, please feel free to call me at the telephone number set forth above, or call my colleague, Harold Birnbaum, Esq., at 212-450-4678.

Very truly yours,



Julia K. Cowles, Esq.